

January 28, 2013

Via E-Mail
Mark Breitbard
Chief Executive Officer
The Gymboree Corporation
500 Howard Street
San Francisco, CA 94105

      Re: The Gymboree Corporation
              Form 10-K for Fiscal Year Ended January 28, 2012
              Filed April 26, 2012
              File No. 000-21250

Dear Mr. Breitbard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Item 6. Selected Consolidated Financial Data, page 17

1. It appears from your disclosure that the "Pro Forma Fiscal Year Ended January 29, 2011" balances were derived from the "Unaudited Pro Forma Condensed Consolidated Financial Information" in your prospectus filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act on June 14, 2011. It appears the adjustments (d), (f) and (i) through (k) relate to transactions that are not directly attributable to the acquisition. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to the acquisition, factually supportable and have a continuing impact, as applicable.   If you continue to believe your adjustments are appropriate, provide a detailed explanation to us supporting your conclusion and justify how your presentation is consistent with Article 11 of Regulation S-X.

2. It appears that adjustment (h) in the "Unaudited Pro Forma Condensed Consolidated Financial Information" in your prospectus filed with the SEC pursuant to Rule 424(b)(3) of the Securities Act on June 14, 2011 utilized the effective rate to calculate the pro forma income tax expense. Please tell us why taxes were not calculated utilizing the statutory tax rate.

3. In order to provide an investor with a better understanding of the drivers of your comparable store data, please provide us with, and confirm you will disclose in future periodic Exchange Act reports, comparable store sales excluding online sales activity. As an alternative, you may provide separate disclosure of the amounts of online sales activity for each period. This comment also applies to the comparative discussion of sales in Management's Discussion and Analysis.

Item 8. Financial Statements and Supplementary Data, page 30
Notes to Consolidated Financial Statements, page 37
1. Summary of Significant Accounting Policies, page 37
Selling, General and Administrative Expenses, page 39

4. We note that you record costs related to your distribution center as a component of selling, general and administrative expenses. In order to enhance an investor's understanding of your distribution network costs, please confirm you will provide in future Exchange Act filings: (i) the amount of costs related to your distribution channel that are not recorded within cost of goods sold and (ii) a statement in Management's Discussion and Analysis that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others, like you, exclude a portion of them from gross margin.

Item 9A. Controls and Procedures, page 75

5. We note your statement that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please confirm you will revise to state clearly, if true, in future Exchange Act filings that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Angela Halac, Senior Staff Accountant, at 202-551-3398 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining